

22003167

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-70575

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/24/2020 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Skypoint Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1380 West Paces Ferry Road Suite 2180
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404-317-4781	bportwood@skypointcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ascent CPA Group, LLC
(Name – if individual, state last, first, and middle name)

3348 Peachtree Road, NE Suite 700	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

12/19/2017	6419
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Skypoint Capital Partners, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


ALYSSA GWEN LEATHERWOOD
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 17, 2023
GLYNN COUNTY, GEORGIA

Signature:

Title: CFO/FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SKYPOINT CAPITAL PARTNERS, LLC

Financial Statements and
Supplementary Information

For the Period
December 24, 2020 through December 31, 2021

SKYPOINT CAPITAL PARTNERS, LLC
TABLE OF CONTENTS


Ascent | CPA
Your Financial Business Matters.

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3348 Peachtree Road, NE - Suite 700
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Skypoint Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skypoint Capital Partners LLC as of December 31, 2021, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Skypoint Capital Partners LLC as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Skypoint Capital Partners LLC's management. Our responsibility is to express an opinion on Skypoint Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Skypoint Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Skypoint Capital Partners LLC's financial statements. The supplemental information is the responsibility of Skypoint Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Skypoint Capital Partners LLC's auditor since 2021.
Atlanta, Georgia
February 26, 2022

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	334,859
Accounts receivable		620,390
Payroll refunds		1,177
Property & equipment, net of accumulated depreciation of $3,618		4,679
Right of use asset - Operating lease		36,277
TOTAL ASSETS	**$**	**997,382**

LIABILITIES & MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	28,499
Payroll liabilities		2,081
Lease liability - Operating lease		37,388
TOTAL LIABILITIES		67,968
Members' Equity		
Additional paid-in-capital		995,000
Retained earnings (accumulated deficit)		(65,586)
Total Members' Equity		929,414
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**997,382**

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE PERIOD OF DECEMBER 24, 2020 TO DECEMBER 31, 2021

Revenue:		
Marketing fees	$	3,317,928
Total Revenue		3,317,928
Operating Expenses:		
Bank service charges		2,127
Advertising, marketing, & promotion		10,552
Communications		2,822
Depreciation		3,618
Dues and subscriptions		150,899
Education		834
Insurance		88,321
Office expenses		1,900
Rent/lease expenses		44,451
Payroll expenses		1,299,568
Professional fees		139,067
Taxes		4,942
Travel, meals & entertainment		31,898
Total Expenses		1,780,999
Net Ordinary Income		1,536,929
Other Income		
Paycheck protection program loan forgiveness		87,320
Total Other Income		87,320
Net Income	$	1,624,249

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OF DECEMBER 24, 2020 TO DECEMBER 31, 2021

Members' Equity - December 24, 2020	$	80,165
Contributions		195,000
Distributions		(970,000)
Net Income		1,624,249
Members' Equity - December 31, 2021	$	929,414

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE PERIOD OF DECEMBER 24, 2020 TO DECEMBER 31, 2021

Cash flows from operating activities		
Net Income	$	1,624,249
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,618
Paycheck protection program loan forgiveness		(87,320)
Changes in operating assets and liabilities		
Accounts receivable		(620,390)
Payroll refunds		(1,177)
Accounts payable and accrued expenses		23,376
Right of use asset		(36,277)
Net cash provided by (used in) operating activities		906,079
Cash flows from investing activities		
Asset additions and disposals		(1,208)
Net cash provided by (used in) investing activities		(1,208)
Cash flows from financing activities		
Repayment of principal portion of lease liability		37,388
Contributions		195,000
Distributions		(970,000)
Net cash provided by (used in) financing activities		(737,612)
Net increase (decrease) in cash		167,259
Cash as of December 24, 2021		167,600
Cash as of December 31, 2021	$	334,859

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE PERIOD OF DECEMBER 24, 2020 TO DECEMBER 31, 2021

The Company did not and has not had any subordinated liabilities.

SKYPOINT CAPITAL PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Skypoint Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of Delaware.

The Company was approved as a broker-dealer on December 24, 2020 by the SEC and FINRA. Pursuant to the Annual Audit Financial Statement No Action Relief filed on January 18, 2021 (CRD# 310410 / SEC ID# 8-70575), the Company agrees that its annual audited financial report for the period ended December 31, 2021 covers the entire period from the effective date of the broker-dealer's registration with the SEC.

The Company is approved to conduct business in the wholesaling of mutual funds, exchange traded funds, separately managed accounts, and limited partnerships. The Company does not execute or clear securities transactions nor maintains any customer accounts nor holds any customer funds or securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting, and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. As of December 31, 2021, the Company maintained $334,859 in one bank account. The Company's cash deposits exceeded the insured amount at December 31, 2021 by $84,859.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable represents amounts that have been earned and have been billed to clients, in accordance with the terms of the Company's engagement letter with respective clients, that have not yet been collected. As of December 31, 2021, the Company considered 100% of the receivables to be collectible, therefore no allowance for non-collectability was necessary.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in United States' Generally Accepted Accounting Principles ("GAAP"). The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The majority of the Company's revenue during the period occurred from the wholesaling of mutual funds and separately managed accounts. The Company bills clients on a quarterly basis and accrues revenue on the last day of the month of the quarter in which revenues were earned. As of December 31, 2021, the Company accrued $620,390 in accounts receivables from clients in performing wholesaling services.

Lease Accounting
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The update aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standards on January 1, 2021. See Note 4 – Operating Lease.

Income Taxes
The Company does not incur income taxes. Instead, its earnings are included in the member's personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Advertising
Advertising expenses are recognized as incurred. During the period ended December 31, 2021, the Company expensed advertising and marketing costs of approximately $10,552.

Fair Value
The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

Fair Value, Continued
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The lease asset was recorded at fair value as of December 31, 2021. See Note 4 – Operating Lease.

Property and Equipment
Property and equipment are recorded at acquisition cost less accumulated depreciation over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Property and equipment recorded at cost as of December 31, 2021, consisted principally of furniture and fixtures, depreciated on a straight-line basis over five-year estimated useful lives.

Note 2 - Certain Significant Risks and Uncertainties

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings, including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations, audits, and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business. During the period ending December 31, 2021, the Company was not subject to any lawsuits or arbitrations.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2021, the Company had net capital of $303,168 which was $298,168 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $3,961.

Note 4 – Operating Lease

As of January 1, 2021, the Company adopted ASU 2016-02 (Topic 842) on a prospective basis using the effective date method. See Note 1 for additional information on this new accounting policy.

The Company maintains one operating lease as of December 31, 2021. The lease is for commercial space at its main office in Atlanta, Georgia. The lease commenced on December 1, 2019 and expires on November 30, 2022. As of December 31, 2021, the Company recorded $36,277 as a right of use asset and $37,388 as a lease liability. The difference of $1,111 was recorded as a lease expense. The Company uses a discount rate (5%) to estimate the Company's incremental borrowing rate.

Operating Lease, Continued
Maturities of lease payments, undiscounted cash flow and lease liability were as follows.

	Lease Payments	Undiscounted Cash Flows	Lease Liability
2022	$ 38,511	$ 1,123	$ 37,388
	$ 38,511	$ 1,123	$ 37,388

Note 5 - Subsequent Events

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2021 through February 26, 2022, which is the date the financials were available to be issued. The Company is disclosing that a cumulative distribution of $400,000 was made in January 2022.

Note 6 – Paycheck Protection Program

On April 16, 2020, the Company obtained a loan through the Paycheck Protection Program of the Small Business Administration from Pinnacle Bank. The loan amount was $87,320 and matured two years from the date of issuance. The full amount of the loan was forgiven by the Small Business Administration on June 21, 2021. The Company did not incur or had to pay any interest charges associated with the loan.

Note 7 – Related Parties

The Company is related to Principal Street Partners, LLC as two members of the Company are also owners of Principal Street Partners, LLC. The two owners are not involved in the management of the Company. Principal Street Partners, LLC is an investment adviser registered with the Securities and Exchange Commission who manages a mutual fund and separately managed account strategy that has been marketed by the Company as a wholesaler. Cumulative revenues earned by the Company from the related party from December 24, 2020 to December 31, 2021 is $372,624, which represents 11.23% of total revenue of the Company.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2021

Net Capital

Total Member's Equity	$	929,414
Less: Non-Allowable Assets	$	626,246
Net Capital	$	303,168

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (12 1/2%) of Aggregate Indebtedness)	$	3,961
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	298,168

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	31,691
Percent of Aggregate Indebtedness to Net Capital		10.45%

Reconciliation with FOCUS Report

Net Capital Computation	$	303,168
FOCUS llA Net Capital Computation	$	303,168
Difference	$	-

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by Skypoint Capital Partners,LLC on X-17a-5. Accordingly, no reconciliation is necessary.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Skypoint Capital Partners, LLC at and for the year ended December 31, 2021.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE III INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Skypoint Capital Partners, LLC at and for the year ending December 31, 2021.

SKYPOINT CAPITAL PARTNERS, LLC
EXEMPTION REPORT

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to the wholesaling of mutual funds, separately managed accounts, exchange traded funds, and limited partnerships and the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to the best knowledge and belief of the broker-dealer, this exemption report is true and accurate.



2-25-22

William B. Portwood
CFO

Date



Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3348 Peachtree Road, NE - Suite 700
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Skypoint Capital Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Skypoint Capital Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the wholesaling of mutual funds, separately managed accounts, exchange traded funds, and limited partnerships. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Skypoint Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skypoint Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ascent CPA Group, LLC

Atlanta, Georgia
February 26, 2022